June 27, 2018

Mr. John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	CirTran Corporation
Amendment No. 1 to Form 10-12G
Filed June 18, 2018
File No. 000-49654

Dear Mr. Reynolds:

This letter is in response to your letter dated June 25, 2018, respecting your review of the Amendment No. 1 to the Form 10, General Form of Registration of Securities we filed June 18, 2018. Set forth below is your comment followed by our response. Today we filed an amendment containing the revised disclosure.

Item 7. Certain Relationships and Related Transactions, page 22

1.	Please update the disclosure in this section as of the most recent financial statements. For instance, we note you have not updated the related-party debt information.

Response:	We have revised the disclosure.

Please advise if you have questions about the revised disclosure or if additional information would be helpful to your review.

Sincerely,

CirTran Corporation

/s/ Iehab J. Hawatmeh
Iehab J. Hawatmeh
Chief Executive Officer

Corporate Headquarters

4125 South 6000 West – West Valley City – Utah 84128 – Tel: (801) 963-5112 – Fax: (801) 963-5180

www.cirtran.com